                                                              Page 1 of 16 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Original Filing)(1)

                                 Hybridon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44860M108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Youssef El-Zein
                               4, Rue de Cerisoles
                               75008 Paris, France
                               33-(0)1-40-70-80-08
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Comments)


                                 August 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



--------------------------
(1) The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44860M108                                           Page 2 of 16 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Youssef El-Zein
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     France
--------------------------------------------------------------------------------
     NUMBER OF        7.   SOLE VOTING POWER
      SHARES               1,856,835
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH       8.   SHARED VOTING POWER
    REPORTING              7,738,204
   PERSON WITH      ------------------------------------------------------------
                      9.   SOLE DISPOSITIVE POWER
                           1,856,835
                    ------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           7,738,204
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,595,039
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

     Not applicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 44860M108                                           Page 3 of 16 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pillar Investment Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Isle of Man
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
     NUMBER OF             587,709
      SHARES        ------------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER
   OWNED BY EACH           7,150,495
     REPORTING      ------------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER
                           587,709
                    ------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           7,150,495
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,738,204
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8 %
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 44860M108                                           Page 4 of 16 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Optima Life Sciences Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Isle of Man
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
     NUMBER OF             7,150,495
      SHARES        ------------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER
   OWNED BY EACH           0
     REPORTING      ------------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER
                           7,150,495
                    ------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,150,495
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 44860M108                                           Page 5 of 16 Pages


      This Schedule 13D is being filed on behalf of Youssef El-Zein, Pillar Investment Limited, a limited company incorporated under the laws of the Isle of Man ("Pillar"), and Optima Life Sciences Limited, a limited company incorporated under the laws of the Isle of Man ("Optima" and, together with Youssef El-Zein and Pillar, the "Reporting Parties"). Mr. El-Zein is a director of Pillar and is a director of Optima. Pillar is the manager and investment advisor of Optima and holds all of the voting shares of Optima.

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, $0.001 par value per share ("Common Stock"), of Hybridon, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 345 Vassar Street, Cambridge, Massachusetts 02139-4818.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is being filed by the Reporting Parties: Youssef El-Zein, Pillar and Optima.

      (b) The business address of Mr. El-Zein is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

      (c) Mr. El-Zein's principal occupation is serving as a director of Pillar.

            The principal business of Pillar is providing managerial investment advisory services to Optima. The address of Pillar is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

            The principal business of Optima is investing in and holding securities of the Company. The address of Optima is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

CUSIP No. 44860M108                                           Page 6 of 16 Pages


      (d) None of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors (as defined below), has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. El-Zein is a citizen of France. Pillar and Optima were organized under the laws of the Isle of Man.

      In accordance with the provisions of General Instruction C to Schedule 13D, information required by Item 2 of Schedule 13D with respect to the directors of Pillar and Optima is listed on Schedule 1 hereto and is incorporated by reference herein. Pillar and Optima have no executive officers. Mr. Bilal Sidani serves with Mr. El-Zein as the directors of Pillar and Mr. Sidani and Mr. David Burge serve with Mr. El-Zein as the directors of Optima. Messrs. Sidani and Burge are referred to herein as the "Listed Directors."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On August 28, 2003, Optima purchased 5,500,381 shares of Common Stock and warrants to purchase 1,650,114 shares of Common Stock (the "Optima Warrants") for a total purchase price of $4,015,278.38 in a private financing consummated by the Company on August 28, 2003 and August 29, 2003 (the "Private Financing"). The Optima Warrants have an exercise price of $1.00 per share of Common Stock and are exercisable on or prior to August 28, 2008. Optima purchased these securities pursuant to a Subscription Agreement, dated as of August 28, 2003 between the Company and Optima. Optima used its working capital to purchase these securities.

      The Company issued warrants to purchase 587,709 shares of Common Stock to Pillar on August 28, 2003 (the "Pillar Warrants"). The Pillar Warrants have an exercise price of $1.00 per share and are exercisable on or prior to August 28, 2008. The Pillar Warrants were issued to Pillar as part of Pillar's placement agent fees in connection with the participation of certain non-U.S. investors in the Private Financing, including Optima, pursuant to an engagement letter dated as of April 18, 2003 (the "Engagement Letter") by and among the Company, Pillar and PrimeCorp Finance S.A.

      Prior to the transactions on August 28, 2003, Mr. El-Zein beneficially owned 1,856,835 shares of Common Stock. These shares include 29,000 shares of Common Stock issuable upon exercise of stock options granted to Mr. El-Zein as a director of the Company and 1,827,835 shares of Common Stock held by Mr. El-Zein directly. Mr. El-Zein acquired these securities primarily from certain stockholders of the Company and from distributions from Pillar and certain affiliates of Pillar. The securities distributed by Pillar and its affiliates to Mr. El-Zein include securities issued to Pillar and its affiliates as payment for consulting advisory services, including fees in connection with the Company's financings in 1998, 1999 and 2000.

CUSIP No. 44860M108                                           Page 7 of 16 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

      The acquisition by Optima of the shares of Common Stock beneficially owned by the Reporting Parties was effected because of the Reporting Parties' belief that the Common Stock represents an attractive investment. Mr. El-Zein and Pillar also accepted securities of the Company as payment for consulting advisory services because of the Reporting Parties' belief that the Common Stock represents an attractive investment. The Reporting Parties may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, or warrants to acquire shares of Common Stock, or further investments in the Company.

      In particular, as a director of the Company, Mr. El-Zein is entitled to receive stock options pursuant to the Company's director stock option plan. In addition, Pillar may acquire additional warrants from the Company under the terms of the Engagement Letter if the Company conducts additional closings under the Private Financing with investors identified by Pillar or PrimeCorp Finance S.A.

      The Reporting Parties intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Parties, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

      Except as set forth above in this Schedule 13D, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

CUSIP No. 44860M108                                           Page 8 of 16 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Youssef El-Zein beneficially owns 9,595,039 shares of Common Stock. These shares represent approximately 14.6% of the Common Stock outstanding. These shares include (i) 1,827,835 shares of Common Stock held directly by Mr. El-Zein, (ii) 29,000 shares of Common Stock which Mr. El-Zein has the right to acquire upon the exercise of stock options during the 60-day period commencing August 28, 2003, (iii) 587,709 shares of Common Stock issuable upon exercise of the Pillar Warrants, (iv) 5,500,381 shares of Common Stock held by Optima and (v) 1,650,114 shares of Common Stock issuable upon exercise of the Optima Warrants. Because of his relationship with Pillar and Optima, Mr. El-Zein may be deemed to beneficially own all of the shares of Common Stock that Pillar and Optima beneficially own.

            Pillar beneficially owns 7,738,204 shares of Common Stock. These shares represent approximately 11.8% of the Common Stock outstanding. These shares include (i) 587,709 shares of Common Stock issuable upon exercise of the Pillar Warrants, (ii) 5,500,381 shares of Common Stock held by Optima and (iii) 1,650,114 shares of Common Stock issuable upon exercise of the Optima Warrants. As the holder of all of the voting shares of Optima, Pillar has the ability to elect and remove the directors of Optima, and, as a result, may be deemed to beneficially own all of the shares of Common Stock that Optima beneficially owns.

            Optima beneficially owns 7,150,495 shares of Common Stock. These shares represent approximately 11.0% of the Common Stock outstanding. These shares include (i) 5,500,381 shares of Common Stock held by Optima and (ii) 1,650,114 shares of Common Stock issuable upon exercise of the Optima Warrants.

            Neither of the Listed Directors owns any shares of Common Stock.

      (b)   Number of shares as to which each of the Reporting Parties has:

            Sole power to vote or to direct the vote of shares of Common Stock:

            Youssef El-Zein:                   1,856,835
            Pillar Investment Limited:           587,709
            Optima Life Sciences Limited:      7,150,495

            Shared power to vote or to direct the vote of shares of Common
            Stock:

            Youssef El-Zein:                   7,738,204
            Pillar Investment Limited:         7,150,495
            Optima Life Sciences Limited:              0

CUSIP No. 44860M108                                           Page 9 of 16 Pages


            Sole power to dispose of or direct the disposition of shares of Common Stock:

            Youssef El-Zein:                           1,856,835
            Pillar Investment Limited:                   587,709
            Optima Life Sciences Limited:              7,150,495

            Shared power to dispose or to direct the disposition of shares of Common Stock:

            Youssef El-Zein:                           7,738,204
            Pillar Investment Limited:                 7,150,495
            Optima Life Sciences Limited:                      0

      (c) Except as described below, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors has effected any transactions in the Common Stock during the past 60 days:

            (i) Optima purchased 5,500,381 shares of Common Stock and warrants to purchase 1,650,114 shares of Common Stock in the Private Financing on August 28, 2003. The description of this transaction is included in the first paragraph of Item 3 to this Schedule 13D and is incorporated herein by reference.

            (ii) Pillar acquired warrants to purchase 587,709 shares of Common Stock on August 28, 2003. The description of this transaction is included in the second paragraph of Item 3 of this Schedule 13D and is incorporated herein by reference.

      (d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Parties.

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Parties and the Listed Directors are parties to the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company:

      (a) Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Parties have entered into an agreement, attached hereto, with respect to the joint

CUSIP No. 44860M108                                          Page 10 of 16 Pages


            filing of this Schedule 13D. This joint filing agreement is attached as Exhibit 1 hereto.

      (b) In connection with its purchase of shares of Common Stock and the Optima Warrants, Optima entered into the Subscription Agreement dated as of August 28, 2003 with the Company. The Subscription Agreement provides for the purchase by Optima, and the sale by the Company, of securities in the Private Financing. This transaction is described in the first paragraph of Item 3 of this Schedule 13D, which description is incorporated herein by reference. The summary of the Subscription Agreement in this Schedule 13D is qualified in its entirety by reference to the Subscription Agreement, which is attached as Exhibit 2 hereto.

      (c) The Optima Warrant to purchase 1,650,114 shares of Common Stock issued to Optima on August 28, 2003 pursuant to the Subscription Agreement is described in the first paragraph of Item 3 of this
            Schedule 13D, which description is incorporated herein by reference. The summary of the Optima Warrant in this Schedule 13D is qualified in its entirety by reference to the Optima Warrant, which is attached as Exhibit 3 hereto.

      (d)   Pursuant to the Engagement Letter referenced in Item 3 of this
            Schedule 13D, the Company engaged Pillar and PrimeCorp Finance S.A. as non-exclusive financial advisors to the Company in connection with the private placement of securities of the Company outside the United States. In consideration for these services, the Company agreed to pay Pillar and PrimeCorp Finance S.A. cash fees and warrants to purchase shares of Common Stock as placement fees. The Engagement Letter may be terminated at any time upon written notice by the Company or by Pillar and PrimeCorp Finance S.A. The summary of the Engagement Letter in this Schedule 13D is qualified in its entirety by reference to the Engagement Letter, which is attached as
            Exhibit 4 hereto.

      (e) The Pillar Warrant to purchase 587,709 shares of Common Stock issued to Pillar on August 28, 2003 pursuant to the Engagement Letter is described in the second paragraph of Item 3 of this Schedule 13D, which description is incorporated herein by reference. The summary of the Pillar Warrant in this Schedule 13D is qualified in its entirety by reference to the Pillar Warrant, which is attached as
            Exhibit 5 hereto.

      (f) In connection with the Private Financing, the Company entered into a registration rights agreement dated as of August 28, 2003 with the investors in the Private Financing, Spencer Trask Ventures, Inc. and Pillar under which the Company agreed to register the resale of the shares of Common Stock issued in the Private Financing, the shares of Common Stock issuable upon exercise of the warrants issued in the Private Financing and the shares of Common Stock issuable upon exercise of the warrants issued to Spencer Trask Ventures, Inc. and Pillar in connection with the Private Financing. The summary of the registration rights agreement in this Schedule 13D is qualified in its entirety by reference to the registration rights agreement, which is attached as Exhibit 6 hereto.

CUSIP No. 44860M108                                          Page 11 of 16 Pages


      (g) Optima is subject to the Memorandum and Articles of Association of Optima, which were filed with the Isle of Man Companies Registry on August 29, 2003, and the Management Agreement dated August 20, 2003 between Optima and Pillar (the "Management Agreement"). The Memorandum and Articles of Association of Optima establish the rights, preferences and privileges of the different classes of capital in Optima, including the management shares held by Pillar. These rights, preferences and privileges include voting rights, redemption rights and rights upon the windup of Optima. The Management Agreement provides that Pillar will serve as the Manager and Investment Advisor of Optima and will administer Optima's day-to-day activities. Optima has agreed to pay Pillar's fees and expenses for these services in shares of Common Stock. Such payment of shares of Common Stock will generally occur upon the exercise by shareholders of Optima of their redemption rights. The summary of the Memorandum and Articles of Association of Optima and the Management Agreement in this Schedule 13D is qualified in its entirety by reference to the Memorandum and Articles of Association of Optima and the Management Letter, which are attached as Exhibit 7 and Exhibit 8 respectively.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of the Reporting Parties, the Listed Directors, or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated as of September 8, 2003, by and among the Reporting Parties.

         Exhibit 2. Subscription Agreement dated as of August 28, 2003 by and between the Company and Optima.

         Exhibit 3. Warrant to purchase 1,650,114 shares of Common Stock issued to Optima on August 28, 2003.

         Exhibit 4. Engagement letter dated as of April 18, 2003 by and among the Company, Pillar and PrimeCorp Finance S.A.

         Exhibit 5. Warrant to purchase 587,709 shares of Common Stock issued to Pillar on August 28, 2003.

         Exhibit 6. Registration Rights Agreement dated as of August 28, 2003 by and among the Company, the investors in the Private Financing, Spencer Trask Ventures, Inc. and Pillar.

         Exhibit 7. Memorandum and Articles of Association of Optima, filed with the Isle of Man Companies Registry on August 29, 2003.

CUSIP No. 44860M108                                          Page 12 of 16 Pages


         Exhibit 8. Management Agreement dated August 20, 2003 by and between Optima and Pillar.

CUSIP No. 44860M108                                          Page 13 of 16 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Executed as a sealed instrument this 8th day of September, 2003


                                             /s/ Youssef El-Zein
                                             ___________________________________
                                             Youssef El-Zein

                                             Pillar Investment Limited

                                             /s/ Youssef El-Zein
                                             ___________________________________
                                             By:    Youssef El-Zein
                                             Title: Director

                                             Optima Life Sciences Limited

                                             /s/ Bilal Sidani
                                             ___________________________________
                                             By:    Bilal Sidani
                                             Title: Director

CUSIP No. 44860M108                                          Page 14 of 16 Pages


                                   Schedule I

Set forth below is the name, position, present principal occupation and business address of each of the directors Pillar and Optima.

                                     Pillar

-----------------------------------------------------------------------------------------------------
       Name        Position with Pillar    Present Principal         Business Address     Citizenship
                                              Occupation
-----------------------------------------------------------------------------------------------------
Youssef El-Zein     Director             Director of                St. James's           France
                                         Pillar Investment          Chambers, 64A
                                         Limited                    Athol Street,
                                                                    Douglas, Isle of
                                                                    Man IM 1JE
-----------------------------------------------------------------------------------------------------
Bilal Sidani        Director             Director of                St. James's           France
                                         Pillar Investment          Chambers, 64A
                                         Limited                    Athol Street,
                                                                    Douglas, Isle of
                                                                    Man IM 1JE
-----------------------------------------------------------------------------------------------------

                                     Optima

-----------------------------------------------------------------------------------------------------
       Name        Position with Optima    Present Principal         Business Address     Citizenship
                                              Occupation
-----------------------------------------------------------------------------------------------------
Youssef El-Zein      Director            Director of                St. James's           France
                                         Pillar Investment          Chambers, 64A
                                         Limited                    Athol Street,
                                                                    Douglas, Isle of
                                                                    Man IM 1JE
-----------------------------------------------------------------------------------------------------
Bilal Sidani         Director            Director of                St. James's           France
                                         Pillar Investment          Chambers, 64A
                                         Limited                    Athol Street,
                                                                    Douglas, Isle of
                                                                    Man IM 1JE
-----------------------------------------------------------------------------------------------------

CUSIP No. 44860M108                                          Page 15 of 16 Pages


-----------------------------------------------------------------------------------------------------
David Burge          Director            Managing Director of       St. James' Chamber,   U.K.
                                         Caledonian Trust (IOM)     64A Athol Street,
                                         Limited, a licensed        Douglas, Isle of Man
                                         Corporate Service          IM1 1JE
                                         Provider under the
                                         laws of the Isle of Man
-----------------------------------------------------------------------------------------------------

CUSIP No. 44860M108                                          Page 16 of 16 Pages


                                  Exhibit Index

Exhibit 1. Joint Filing Agreement, dated as of September 8, 2003, by and among Youssef El-Zein, Pillar Investment Limited and Optima Life Sciences Limited.

Exhibit 2. Subscription Agreement dated as of August 28, 2003 by and between Hybridon, Inc. and Optima Life Sciences Limited.

Exhibit 3. Warrant to purchase 1,650,114 shares of Common Stock issued to Optima Life Sciences Limited on August 28, 2003.

Exhibit 4. Engagement letter dated as of April 18, 2003 by and among Hybridon, Inc., Pillar Investment Limited and PrimeCorp Finance S.A.

Exhibit 5. Warrant to purchase 587,709 shares of Common Stock issued to Pillar Investment Limited on August 28, 2003.

Exhibit 6. Registration Rights Agreement dated as of August 28, 2003 by and among Hybridon, Inc., the investors in the Private Financing, Spencer Trask Ventures, Inc. and Pillar Investment Limited.

Exhibit 7. Memorandum and Articles of Association of Optima Life Sciences Limited, filed with the Isle of Man Companies Registry on August 29, 2003.

Exhibit 8. Management Agreement dated August 20, 2003 by and between Optima Life Sciences Limited and Pillar Investment Limited.